WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, NY 10019

January 7, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	Mr. Tom Kluck
Legal Branch Chief

Re:	Commodity Advisors Fund L.P. (the “Partnership”)
Form 10-K for the year ended December 31, 2013 (the “Form 10-K”)
Filed on March 28, 2014
File No. 000-54753

Ladies and Gentlemen:
On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated December 30, 2014 (the “Letter”) to Patrick Egan, President of the General Partner.  The following response is numbered to correspond to the numbering of the Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013
General
1.	We note your disclosure of the range of management and incentive fees rates paid to your trading advisors. In future Exchange Act filings, please disclose the management and incentive fee rates and amounts paid to each individual advisor.
In future filings, the General Partner will disclose the rates of the management and incentive fees paid to each individual advisor whose information is required by CFTC rules to be disclosed to investors.  We note that the General Partner has previously advised the Staff that detailed information regarding advisors intended to be allocated less than 10% of the Partnership’s assets is not required to be disclosed to investors.1  Any material information, of course, will be disclosed consistent with Commission and CFTC requirements.
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Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8509.
Very truly yours,

/s/ Lisa J. Eskenazi
Lisa J. Eskenazi
cc:	Patrick T. Egan
Philip Levy
Rita M. Molesworth

1 Please see the General Partner’s letter dated November 6, 2012, in response to the Staff’s comment letter to the Partnership’s Form 10 dated July 27, 2012.

Ceres Managed Futures LLC
522 Fifth Avenue
 New York, New York 10036
January 7, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	Mr. Tom Kluck
Legal Branch Chief

Re:	Commodity Advisors Fund L.P. (the “Partnership”)
Form 10-K for the year ended December 31, 2013 (the “Form 10-K”)
Filed on March 28, 2014
File No. 000-54753

Ladies and Gentlemen:
Pursuant to your comment letter dated December 30, 2014, the Partnership acknowledges that:
•	the adequacy and accuracy of the disclosure in its 2013 Form 10-K are the responsibility of the Partnership;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership’s 2013 Form 10-K; and
•	the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *
Please feel free to call the undersigned at (212) 296-6808 with any questions.
Very truly yours,

/s/ Patrick T. Egan
Patrick T. Egan
 President and Director
cc:	Rita M. Molesworth
Philip Levy
Lisa J. Eskenazi